                                                                       EXHIBIT E


                    VOTING SECURITIES AND PRINCIPAL HOLDERS

                        SECURITY OWNERSHIP OF MANAGEMENT

         The following table shows the number of shares of Common Stock beneficially owned, as of March 20, 1997, by each continuing director, each nominee for director, and all directors and executive officers of the Company as a group as of March 20, 1997.

                                      Amount and Nature of Beneficial Ownership
                                   -------------------------------------------------
                                    Number of
                                      Shares           Options
            Name of                Beneficially      Exercisable    Total Beneficial     Percent of
        Beneficial Owner             Owned(1)      Within 60 Days       Ownership          Class
        ----------------             --------      --------------       ---------          -----
Thomas F. Olson                      141,070           18,333            159,403            1.2%
James E. Beloyianis                  124,334           22,222            146,556            1.1%
Stuart Olds                          123,834           22,222            146,056            1.1%
L. Donald Robinson                    66,667           13,999            80,666              *
Richard E. Vendig                     7,115            14,555            21,670              *
Thompson Dean(2)                        --               --                --                *
Thomas Barry(2)                         --               --                --                *
Michael Connelly(2)                     --               --                --                *
Steven J. Gilbert                       --              4,444             4,444              *
Bob Marbut(3)                        208,334            4,444            212,778            1.6%
David Wittels(2)                        --               --                --                *
All directors and executive         7,338,022          100,219          7,438,241          55.1%
officers as a group, including
the above-named (11 persons)(4)

----------------------
* Less than one percent.

(1) Does not include shares of Common Stock which the persons have the right to acquire within 60 days.

(2) Messrs. Dean, Barry and Wittels are officers of DLJ Merchant Banking, Inc. and Mr. Connelly is a Managing Director of DLJ. Share data shown for such individuals excludes shares shown below as held by DLJ Merchant Banking Partners, L.P. and related investors, as to which such individuals disclaim beneficial ownership.

(3) Includes 166,667 Shares held by KHC Investors, L.P. and 41,667 held by Bob Marbut directly. KHC Investors, L.P. is a limited partnership of which the general partner is Argyle Communications, Inc., a corporation controlled by Bob Marbut. Bob Marbut is also a limited partner of KHC Investors, L.P.

(4) Includes shares shown in the table below as beneficially owned by DLJMB.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth information as to persons known to be the beneficial owner of more than 5% of the Company's outstanding Common Stock as of March 20, 1997:

                                                    AMOUNT AND NATURE OF
      NAME AND ADDRESS OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP           PERCENT OF CLASS
      ------------------------------------          --------------------           ----------------
DLJ Merchant Banking Partners, L.P. and related
investors (1)                                             6,666,668                     49.4%
    277 Park Avenue, New York, NY 10172

The Capital Group Companies, Inc.(2)
    333 South Hope St., Los Angeles, CA 90071             1,171,100                      8.7%

---------------
(1) Consists of shares held by the following related investors: DLJ Merchant Banking Partners, L.P., 3,133,989 shares; DLJ International Partners, C.V. ("DLJIP"), 1,406,735 shares; DLJ Offshore Partners, C.V. ("DLJOP"), 81,562 shares; DLJ Merchant Banking Funding, Inc., 1,291,147 shares; and DLJ First ESC L.L.C. ("DLJ ESC"), 753,235 shares. See "Compensation Committee Interlocks and Insider Participation." The address of each of such persons except DLJIP and DLJOP is 277 Park Avenue, New York, New York 10172. The address of each of DLJIP and DLJOP is John B. Gorsiraweg 6, Willemstad, Curacao, Netherlands Antilles. DLJ Merchant Banking, Inc. may be deemed to beneficially own indirectly all of the shares held directly by DLJMBF, DLJIP and DLJOP; DLJ LBO Plans Management Corp. may be deemed to beneficially own indirectly all of the shares held directly by DLJ ESC; and Donaldson, Lufkin & Jenrette, Inc. ("DLJ Inc.") may be deemed to beneficially own indirectly all of the shares shown above as held by DLJ Merchant Banking Partners, L.P. and related investors. DLJ Inc. is an indirect subsidiary of The Equitable Companies Incorporated. AXA and related parties may be considered a parent company of The Equitable Companies Incorporated.

(2) Based on information contained Schedule 13G filed with the Securities and Exchange Commission on December 31, 1996. Capital Guardian Trust Company and Capital Research and Management Company, operating subsidiaries of The Capital Group Companies, Inc., exercised investment discretion with respect to 689,500 and 482,300 shares, respectively, owned by various institutional investors.

          COMPENSATION COMMITTEE, INTERLOCKS AND INSIDER PARTICIPATION

         DLJ (an affiliate of DLJMB) acted as arranger and an affiliate of DLJ acted as syndication agent and is a lender under the New Credit Agreement. DLJ also acted as dealer-manager in connection with KMC's tender offer for all of its $100.0 million original principal amount of 12 3/4% Senior Subordinated Notes due 2002, the initial purchaser in connection with the offering of KMC's 10 1/2% Series A Senior Subordinated Notes due 2007 and managing underwriter in connection with the Company's initial public offering and, from time to time, provides other investment banking services to the Company, for which it has received customary fees and expenses. The Company has retained DLJ as its exclusive investment banker for a period of five years from August 1994 for an annual fee of $200,000.

         Mr. Marbut, a director of the Company, is also a director of Argyle Television, Inc. and was a director of Argyle Television Operations, Inc. in 1996, clients of the Company. The Company generated approximately $1.4 million in revenues due to commissions on advertising sales made on behalf of these clients in 1996.

         The Compensation Committee is comprised of Messrs. Marbut (Chairman), Dean and Connelly.

                             SHAREHOLDERS AGREEMENT

         In connection with the Acquisition, the Initial Shareholders entered into the Shareholders Agreement which provides that the Board shall consist of nine directors (or such smaller or larger number as may be agreed among DLJMB and the CEO), one of whom shall be the person occupying at the time the office of the CEO, two of whom shall be designated from time to time by the CEO, and the remaining number of whom shall be designated from time to time by certain of the DLJMB investors. Each Initial Shareholder entitled to vote on the election of directors to the Board agreed to vote their respective shares to ensure the composition of the Board as set forth therein.

         The Shareholders Agreement imposes certain restrictions on the rights of any Initial Shareholder to sell or otherwise dispose of its shares of Common Stock initially acquired. Pursuant to the Shareholders Agreement, each Initial Shareholder has agreed that it will not, directly or indirectly, sell, assign, transfer, grant a participation in, pledge or otherwise dispose of ("transfer") any shares except in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the terms and conditions of the Shareholders Agreement. The Board has the absolute right in its discretion to refuse to permit or acknowledge any transfer (i) to any Adverse Person (as defined in the Shareholders Agreement) or (ii) if such transfer could have adverse consequences for the Company or its shareholders. Any Initial Shareholder may at any time transfer shares to any Permitted Transferee (as defined in the Shareholders Agreement). Any Initial Shareholder may transfer shares during the Initial Restriction Period (the period commencing on August 12, 1994 and ending on August 12, 1999) to any third party, provided that the transferee complies with the various restrictions described in the Shareholders Agreement. After the Initial Restriction Period, certain of such restrictions will lapse. In addition, Initial Shareholders other than DLJMB have tag-along rights to participate in sales by DLJMB to third parties in certain circumstances, and DLJMB has drag-along rights to require other Initial Shareholders to participate in such sales in certain circumstances. The Company has the right during the DLJ Ownership Period (as defined in the Shareholders Agreement) to repurchase all shares owned by any Management Shareholder and its Permitted Transferees upon the termination of such Management Shareholder's employment for Cause (as defined in the Shareholders Agreement).

         Upon the request of one or more DLJ Entities (as defined in the Shareholders Agreement) the Company shall effect the registration under the Securities Act of such entity's shares. The Company will give written notice of such request (a "Demand Registration") to all other Initial Shareholders, and thereupon use its best efforts to effect a registration under the Securities Act of (i) the shares that the Company has been requested to register by the DLJ Entities and (ii) all other shares that any other Initial Shareholder requests the Company to register; provided that the Company shall not be obligated to effect more than five Demand Registrations total or more than two Demand Registrations after the DLJ Entities cease to own, collectively, more than 20% of the initial ownership of the DLJ Entities; and provided, further, that the Company shall not be obligated to effect a Demand Registration unless the aggregate number of shares requested to be included in such Demand Registration by all DLJ Entities has, in the reasonable opinion of DLJMB exercised in good faith, a fair market value of at least $10,000,000. The Company will pay all Registration Expenses (as defined in the Shareholders Agreement) in connection with any Demand Registration.

                           COMPENSATION OF DIRECTORS

         Directors who are not employees of the Company, DLJ or their respective subsidiaries (the "Non-Employee Directors," currently Messrs. Gilbert and Marbut) receive an annual retainer of $10,000 for serving on the Board of Directors, and are reimbursed for out-of-pocket expenses incurred in that capacity. Employees of the Company, DLJ or their respective subsidiaries who are directors do not receive compensation for Board or committee meetings attended. During 1996, no awards of options were made to any director.

         The Company maintains a Non-Employee Director Stock Option Plan (the "Director Plan"). The purpose of the Director Plan is to promote the interests of the Company and its shareholders by increasing the proprietary and vested interest of Non-Employee Directors in the growth and performance of the Company. Pursuant to the Director Plan, upon first election or appointment to the Board, each newly elected Eligible Director (as defined in the Director
Plan) will be granted an option to purchase 10,000 shares of Common Stock.

         The maximum number of shares of Common Stock in respect of which options may be granted under the Director Plan is 50,000. The Director Plan provides for awards of nonqualified options to Non-Employee Directors of the Company who are not employees of the Company, DLJ or their respective subsidiaries and who have not, within one year immediately preceding the determination of such director's eligibility (excluding any time period during which the Company was not a public company), received any award under any other plan of the Company or its subsidiaries that entitles the participants therein to acquire stock, stock options or stock appreciation rights of the Company or its subsidiaries (other than any other plan under which participants' entitlements are governed by provisions meeting the requirements of Rule 16b-3(c)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The options shall vest ratably over a three year period and, to the extent vested, shall be exercisable in whole or in part at all times during the period beginning on the date of grant until the earlier of
(i) ten years from the date of grant and (ii) one year from the date on which an optionee ceases to be an Eligible Director. The exercise price per share of Common Stock shall be 100% of the fair market value per share on the date the option is granted.

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

         The Compensation Committee is responsible for establishing and administering executive compensation programs which promote the Company's strategic objectives, thereby enhancing stockholder value. This report on executive compensation describes the compensation decisions made by the Compensation Committee during 1996 with respect to the executive officers of the Company. The Compensation Committee is comprised entirely of directors who are not employees of the Company.

                     COMPENSATION PHILOSOPHY OF THE COMPANY

         The key elements of the Company's total executive compensation program include base salary, annual bonus and long-term stock incentive plans. These plans have been developed to attract, reward and retain key personnel critical to the long-term success of the Company through incentive programs that are competitive within the national sales advertising representation industry. The Company's compensation programs are designed to provide executive officers total compensation levels above the average of the Company's competitive market with the opportunity to be within the top quartile of a select peer group of comparable companies, to the extent that Company and executive performance on an individual and collective basis so warrants. In establishing compensation levels for the Company's executives, the Company compares its compensation level to similarly situated companies which operate in the same or similar business. In 1996, Mr. Olson's total compensation was within the top quartile of this select peer group.

         In structuring the Company's compensation programs and in determining the appropriateness of awards, the Compensation Committee's primary consideration is the achievement of the Company's strategic business goals, taking into consideration competitive practice, market economics and other factors. To the extent fulfilling these goals is consistent with favorable tax treatment under section 162(m) of the Internal Revenue Code of 1986, as amended, the Compensation Committee is committed to making awards that qualify for the performance-based deduction. The Company maintains two stock option plans, the 1994 Stock Option Plan (the "1994 Plan") and 1995 Employee Stock Option Plan (the "1995 Plan"). These plans were designed to satisfy the requirements for exempting compensation attributable to certain awards made under the plans from the $1 million limit under section 162(m).

         The Performance Graph, contained in this proxy statement, compares the Company's stock price performance over its period against a published index for mid-cap broadcasting and communication companies. The published index provides a meaningful comparison of the Company's total stockholder return against a consistent representation of other companies with whom the Company competes for investment dollars.


        BASE SALARY, EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

         The Company strives to be the best managed company within the national sales advertising industry, and structures its compensation programs to match pay with performance. In this context, Katz's base salaries are targeted to be above the industry average, taking into account the scope of responsibilities and internal relationships. Individual base salaries are determined by the Compensation Committee based on their subjective evaluation of the executive's performance and the length of time the executive has been in the position.
Base compensation is reviewed annually by the Compensation Committee and adjusted accordingly to reflect each executive officer's contribution to the performance of the Company. In addition, the Compensation Committee monitors the aggregate number of executive officers in an effort to ensure that the organization continues to be managed on an efficient, cost-effective basis.

         Messrs. Olson, Beloyianis, Olds and Robinson are employed as Chief Executive Officer and President, President of Katz Television, President-Radio and President-Seltel, respectively, under individual employment agreements. Under such agreements, Messrs. Olson, Beloyianis, Olds and Robinson received base salaries at annual rates of $489,250, $437,500, $437,750 and $391,000 for
1996, and each is entitled to three percent annual increases. These agreements expire on August 12, 1999 but are automatically extended for additional one-year periods unless either party shall have given notice to the contrary. The employment agreements provide for continued payments of base salary through the balance of the employment term in the event of certain types of terminations of employment and, in the event of such terminations within the last six months of the employment term, severance compensation under the Company's severance policies for long-term key employees, and have non-competition covenants during the period of employment. Each employment agreement, however, would permit competition with the Company following termination of employment, in which event such officers would not be entitled to any severance or other compensation which would otherwise have been payable.

         Mr. Vendig is employed as Senior Vice President, Chief Financial & Administrative Officer, Treasurer of the Company under an individual employment agreement. Under such agreement, Mr. Vendig was entitled to a base annual salary of $275,000, plus a bonus for 1996. Mr. Vendig's employment agreement expires on January 1, 1999 but is automatically extended for additional one-year periods unless either party shall have given notice to the contrary. Mr. Vendig's employment agreement provides for continued payments of base salary through the balance of the employment term in the event of certain types of terminations of employment or, under certain circumstances, 52-weeks' base salary plus enhanced severance pay. The agreement prohibits competition with the Company during the term of agreement and for a period of six months after termination.

         Annual salary recommendations are based on perceptions of industry norms, as well as performance criteria such as overall financial performance measured by revenues, divisional operating results, client contracts obtained or retained (and the terms of such contracts) and the realization of long-term corporate objectives, including leadership as displayed in the corporate and employee environment.

         Performance targets are set annually at the beginning of each fiscal year. For fiscal 1996, the Company established the following specific performance targets for executive officers: 2.5% of base salary for exceeding 1995 results; 5% of base salary for exceeding the operating results budgeted to such executive's division; 10% of base salary if the Company achieved its budget; 5% of base salary if the executive's operating unit exceeded budget; and up to 5% of base salary if the Company exceeds its earnings goal.


                             ANNUAL INCENTIVE BONUS

         For 1996, the performance goals established by the Compensation Committee included financial operational performance criteria. The financial criteria included targeted cash flow and EBITDA which was measured against internal objectives. Each performance goal, including the specific criteria for such goal, was assigned a weight by the Compensation Committee based upon its relative importance in increasing stockholder value.

                               STOCK OPTION PLANS

         The Company believes equity-based programs encourage long-term strategic management and enhancement of stockholder value. To align the interests of executive officers with those of stockholders, the Company may grant certain stock-based awards under the 1995 Plan.

         The Compensation Committee periodically reviews competitive market data to determine appropriate stock awards based on the executive's position and the market value of the stock. In addition, the Compensation Committee considers previous stock grants when determining grant size for executive officers. The 1995 Plan provides for various stock- based awards, however, the Compensation Committee continues to award stock options to ensure that the interests of executives and stockholders are aligned. Stock options only produce value for the executive if there is an increase in stock price which results in a corresponding increase in value to the stockholder. Stock options are granted on an annual basis at the fair market value of the Common Stock on the date of grant. Pursuant to the Company's stock option plans, vesting of the stock options may be accelerated upon certain types of termination of employment or a change in control of the Company. For 1996, the Compensation Committee granted Messrs. Olson, Beloyianis, Olds, Robinson and Vendig, 15,000, 10,000, 12,500, 5,000 and 12,500 stock option grants, respectively. The Company and the Committee have no set policy regarding the award of options to executive officers. In determining option awards to executive officers, the Company and the Committee considered the same criteria used to determine annual salary amounts discussed above. The Company and the Committee also considered the criteria used to measure individual and division performance, the size of the overall grant, the potential dilutive effect on existing stockholders and other related criteria.

                                    SUMMARY

         Katz's compensation strategy is to provide total compensation commensurate with the Company's achievement of specific objectives and the long-term appreciation of Katz's stock price. The Company believes a significant portion of executive compensation should be directly and materially linked to the creation of value for our stockholders. The Compensation Committee believes the design of the Company's total executive compensation program provides executives the incentive to maximize long-term operational performance consistent with sound financial controls and high standards of integrity. It is the Compensation Committee's belief that this focus will ultimately be reflected in Katz's stock price and stockholder return.

The Compensation Committee of the Board of Directors:

         Mr. Thompson Dean
         Mr. Michael Connelly
         Mr. Bob Marbut

                             EXECUTIVE COMPENSATION

         The following table sets forth information with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company as to whom the total annual salary and bonus for the fiscal year ended December 31, 1996, exceeded $100,000:

                           SUMMARY COMPENSATION TABLE

                                                                                       Long-Term
                                                                                      Compensation
                                                                                      ------------
                                                            Annual Compensation          Awards
                                                      ------------------------------  -----------
                                                                             Other
                                                                            Annual     Securities
                                                                           Compensa-   Underlying        All Other
Name                    Principal Position      Year  Salary($) Bonus($)  tion($)(1)  Options (#)   Compensation ($) (2)
----                    ------------------      ----  --------- --------  ----------  -----------   --------------------
Thomas F. Olson      President and Chief        1996   489,250     --                    15,000          37,660 (3)
                     Executive Officer          1995   475,000   100,000      --         91,667            4,198
                                                1994   450,000   150,000

James E. Beloyianis  Vice President and         1996   437,500     --                    10,000          46,475 (3)
                     Secretary                  1995   425,000     --         --         83,334            4,064
                                                1994   385,417   130,000

Stuart Olds          Vice President             1996   437,750   10,944                  12,500          36,635 (3)
                                                1995   400,000   50,000       --         83,334            3,598
                                                1994   356,131   130,000

L. Donald Robinson   Vice President             1996   391,100     --                     5,000            5,296
                                                1995   370,000   50,000       --         52,000            8,086
                                                1994   344,167   70,000

Richard E. Vendig    Senior Vice President,     1996   275,000     --                    12,500          37,660 (3)
                     Chief Financial &          1995   225,000   27,000       --         35,834            6,033
                     Administrative Officer
                     and Treasurer

---------------
(1) No executive officer had perquisites in excess of $50,000 or 10% of salary plus bonus.

(2) Reflects amounts contributed in 1996 and 1995 by the Company pursuant to its respective 401(K) Plan and life insurance premiums, which included $2,400, $2,400, $1,375, $5,296 and $2,400 to Messrs. Olson,
         Beloyianis, Olds, Robinson and Vendig, respectively, and in 1995, pursuant to its Excess Medical Plan for Senior Executives. For 1996, the Excess Medical Plan is covered by insurance.

(3) Restricted Stock Grant Award to Messrs. Olson, Beloyianis, Olds and Vendig representing 2,000, 2,500, 2,000 and 2,000 shares, respectively.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                            Potential Realizable Value
                                                                                             at Assumed Annual Rates
                                                                                           of Stock Price Appreciation
                                          Individual Grants                                     for Option Term(3)
                              -------------------------------------                      --------------------------------
                                Number of    % of Total
                               Securities      Options
                               Underlying    Granted to    Exercise
                                 Options    Employees in    Price(2)     Expiration
Name                          Granted(#)(1)  Fiscal Year     ($/SH)         Date         0%($)        5%($)        10%($)
----                          -------------  -----------     ------         ----         -----        -----        ------
Thomas F. Olson                      15,000     4.65%        $8.75        11/1/06         $0         $82,541      $209,178

James E. Beloyianis                  10,000     3.10%        $8.75        11/1/06         $0         $55,027      $139,452

Stuart O. Olds                       12,500     3.87%        $8.75        11/1/06         $0         $68,784      $174,315

L. Donald Robinson                    5,000     1.55%        $8.75        11/1/06         $0         $27,513      $ 69,726

Richard E. Vendig                    12,500     3.87%        $8.75        11/1/06         $0         $68,784      $174,315

---------------
(1) Stock options granted on November 2, 1996 were granted under the Company's 1995 Plan and vest ratably over a three-year period. In the event of a "Change of Control" (as defined in the respective option agreement), the Plan provides for accelerated vesting in certain circumstances.

(2) The exercise price equals the fair market value of the Common stock on the date of grant.

(3) The dollar amounts under these columns are the results of calculation at 0% and at the 5% and 10% rates set by the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any, of the Company's stock price. The Company did not use an alternative formula for a grant date valuation, as the Company is not aware of any formula which will determine with reasonable accuracy a present value based on future unknown or volatile factors.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                  Number of                        Value of
                                                            Securities Underlying                Unexercised
                                                        Unexercised Options at Fiscal        In-the-Money Options
                            Shares                                Year-End                    at Fiscal Year-End
                           Acquired         Value                     #                               ($)
                          on Exercise      Realized              Exercisable/                    Exercisable/
Name                          (#)            ($)                Unexercisable                   Unexercisable*
----                      ----------       --------      ---------------------------      --------------------------
                                                         Exercisable   Unexercisable      Exercisable   Unexercisable
                                                         -----------   -------------      -----------   -------------
Thomas F. Olson               --             --             18,333         82,223            96,247        390,420
James E. Beloyianis           --             --             22,222         71,112           116,665        345,837
Stuart O. Olds                --             --             22,222         73,612           116,665        352,087
L. Donald Robinson            --             --             13,999         43,001            69,997        205,001
Richard E. Vendig             --             --             10,555         37,779            29,163        111,464

---------------
*Computed based upon the difference between aggregate fair market value on December 31, 1996 and aggregate exercise price.

                               PERFORMANCE GRAPH

         The graph below compares the cumulative stockholder return on the Company's Common Stock from April 11, 1995, the date of the Company's initial public offering, through December 31, 1996, the Company's fiscal year end, to the total cumulative return on the S & P 500 Index and the S & P 400 Midcap Broadcast Media Index over the same period, assuming a $100 investment in Common Stock and each such index on April 11, 1995, the date of the Company's initial public offering. The total stockholder return includes reinvestment of all dividends (if any).